Exhibit 1.2

RADWARE LTD.

NOTICE OF 2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, NOVEMBER 8, 2012

Notice is hereby given that the 2012 Annual General Meeting of Shareholders (the “Annual General Meeting”) of RADWARE LTD. (the “Company”) will be held on Thursday, November 8, 2012, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, for the following purposes:

1.	To re-elect Messrs. Yehuda Zisapel and Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2015;

2.	To re-elect Mr. David Rubner as an external director of the Company for a period of three years;

3	To approve modification in terms of compensation to the Chief Executive Officer of the Company;

4.	To approve terms of procurement of directors’ and officers’ liability insurance policy; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2011 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Shareholders of record at the close of business on October 1, 2012, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

               Joint holders of shares should take note that, pursuant to Article 32 of the Articles of Association of the Company, a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company’s register of shareholders in respect of the shares.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: September 27, 2012

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 69710, ISRAEL
_____________________

PROXY STATEMENT
_____________________

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.10 par value per share (the “Ordinary Shares”) of RADWARE LTD. (“Radware”, “we” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2012 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2012 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday, November 8, 2012 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel.

SOLICITATION OF PROXIES

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Messrs. Yehuda Zisapel and Avraham Asheri as Class I directors of the Company until the annual general meeting of shareholders to be held in 2015;

2.	To re-elect Mr. David Rubner as an external director of the Company for a period of three years;

3.	To approve modification in terms of compensation to the Chief Executive Officer of the Company;

4.	To approve terms of procurement of directors’ and officers’ liability insurance policy; and

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, the Company proposes that at the Annual General Meeting the Company will:

6.	Present and discuss the financial statements of the Company for the year ended December 31, 2011 and the Auditors’ Report for this period; and

7.	Transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the Ordinary Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about October 2, 2012 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on October 1, 2012, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 18, 2012, the Company had issued and outstanding 22,042,793 Ordinary Shares (excluding 1,795,957 treasury shares).

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together Ordinary Shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment.  No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Companies Law”), you may do so by delivery of appropriate notice to the Company’s offices located at 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, not later than October 11, 2012.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 18, 2012, (i) the number of Ordinary Shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) certain information regarding the beneficial ownership of our Ordinary Shares by our directors and officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Yehuda Zisapel (1)	2,849,438	12.92%
York Capital Management Global Advisors, LLC (2)	2,080,576	9.44%
Federated Investors, Inc. (3)	1,391,438	6.31%
Rima Management, LLC (4)	1,698,365	7.70%
Roy Zisapel (5)	1,468,083	6.43%
Cadian Capital Management, LLC (6)	1,107,866	5.03%
All directors and executive officers as a group (13 persons including Yehuda Zisapel and Roy Zisapel) (7) (8)	4,546,543	19.74%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

** The percentages shown are based on 22,042,793 Ordinary Shares issued and outstanding (excluding 1,795,957 treasury shares), as of September 18, 2012.

(1) Chairman of the Board of Directors of Radware. Consists of: (i) 2,505,243 ordinary shares held directly; (ii) 3,801 options to purchase ordinary shares at an exercise price of $8.78 which are fully vested or which will be fully vested within the next 60 days and which expire in September, 2014; (iii) 295,000 ordinary shares held of record by Carm-AD Ltd., an Israeli company wholly-owned by Yehuda Zisapel; and (iv) 45,394 ordinary shares held of record by Radbit Computers Inc., a New York corporation partially owned by Bynet Data Communication Ltd.,  an Israeli company wholly-owned by Yehuda Zisapel and his wife, Nava Zisapel.

(2) Shares are beneficially owned as follows: (i) 226,541 Ordinary shares directly owned by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), the general partner of which is Dinan Management, L.L.C.; (ii) 411,041 Ordinary shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), the general partner of which is Dinan Management, L.L.C.; (iii) 470,880 Ordinary shares directly owned by York Select, L.P., a Delaware limited partnership (“York Select”), the general partner of which is York Select Domestic Holdings, LLC; (iv) 403,286 Ordinary shares directly owned by York Select Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Master”), the general partner of which is York Select Domestic Holdings, LLC; (v) 105,547 Ordinary shares directly owned by York Global Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Global Value”), the general partner of which is York Global Value Holdings, LLC; (vi) 23,111 Ordinary shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“Jorvik”), the general partner of which is Dinan Management, L.L.C.; and (vii) 440,170 Ordinary shares directly owned by certain accounts (the “Managed Accounts”) managed by York Managed Holdings, LLC (“York Managed Holdings”) or York UCITS Holdings, LLC (“York UCITS Holdings”). York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA”), the sole managing member of the general partner of each of York Capital, York Multi-Strategy, York Select, York Select Master, York Global Value and Jorvik and the sole managing member of York Managed Holdings and York UCITS Holdings, exercises investment discretion over such investment funds and the Managed Accounts and accordingly may be deemed to have beneficial ownership over the Ordinary shares directly owned by such investment funds and the Managed Accounts. This information is based on information provided in the Statement on Schedule 13G filed with the SEC by YGA on February 14, 2012. As of February 10, 2011, YGA and its related entities owned 9.67% of our outstanding ordinary shares.  Prior to this, YGA had not publicly disclosed any beneficial ownership of our ordinary shares.

(3) Shares are beneficially owned by Federated Investors, Inc. (the “Parent”) the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the “Investment Advisers”), which act as investment advisers to registered investment companies and separate accounts that own our ordinary shares of common stock . The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc., the Parent. All of the Parent’s outstanding voting stock is held in the Voting Shares Irrevocable Trust (the “Trust”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “Trustees”). This information is based on information provided in the Amendment No. 4 to Statement on Schedule 13G filed with the SEC by Parent, the Trust and the Trustees on February 9, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Federated Investors, Inc., it beneficially owned, as of March 18, 2011,  7.48% of our outstanding ordinary shares, and as of April 10, 2010,  10.05% of our outstanding ordinary shares.

(4) Shares are beneficially owned by Rima Senvest Management, LLC, a Delaware corporation (“Rima”), and Richard Mashaal, a Canadian citizen. This information is based on information provided in the Amendment No. 5 to Statement on Schedule 13G filed with the SEC by Mr. Mashall and Rima on February 14, 2012. Based on previous amendments to the Schedule 13G filed with the SEC by Mr. Mashall and Rima, Rima beneficially owned, as of March 18, 2011, 7.35% of our outstanding ordinary shares and, as of  April 10, 2010, 9.77% of our outstanding ordinary shares.

(5) President and CEO of Radware and member of its Board of Directors. Consists of 668,083 shares and 800,000 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 300,000 options at an exercise price of $8.78 which expire in September 2014; and 500,000 options at an exercise price of $15.22 which expire in December 2014.

(6) This information is based on information provided in the Amendment No. 1 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LLC and Mr. Eric Bannasch on February 14, 2012. Based on the Schedule 13G previously filed with the SEC by Cadian and Mr. Bannasch, they beneficially owned, as of March 18, 2011, 5.22% of our outstanding ordinary shares.

(7) Consists of 3,557,742 shares and 988,801 options to purchase ordinary shares which are fully vested or which will be fully vested within the next 60 days. The options consist of 7,500 options at an exercise price of $6.31 which expire in January 2014; 75,000 options at an exercise price of $6.15 which expire in April 2014; 333,801 options at an exercise price of $8.78 which expire in September 2014; 10,000 options at an exercise price of $10.90 which expire in December 2014; 500,000 options at an exercise price of $15.22 which expire in December 2014; 20,000 options at an exercise price of $34.58 which expire in December 2015; 7,500 options at an exercise price of $35.93 which expire in December 2015; 15,000 options at an exercise price of $33.41 which expire in December 2015; and 20,000 options at an exercise price of $24.67 which expire in November 2016.

(8) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party,  which are vested or shall become vested within 60 days of the date of this proxy statement) and have therefore not been separately disclosed.

ITEM 1
RE-ELECTION OF TWO CLASS I DIRECTORS
(Item 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, the Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I will serve for a term ending on the date of the annual general meeting for the year 2012 (i.e., the date of the Meeting); each director in Class II will serve for a term ending on the date of the annual general meeting for the year 2013; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2014.

The term of service of Mr. Yehuda Zisapel, the Chairman of the Board, and Mr. Avraham Asheri, the two directors in Class I, expires on the date of the Meeting. We are proposing to re-elect Mr. Yehuda Zisapel and Mr. Avraham Asheri at the Meeting, such that their term will expire at the annual general meeting for the year 2015. These nominees were approved and recommended to the Board of Directors by the Company’s independent directors in accordance with the NASDAQ rules.

We currently have a board of seven (7) directors, including two external directors. Subject to the re-election of the nominees (in this Item 1), we expect to have, following the Meeting, a board of seven (7) directors, including the two external directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of Mr. Yehuda Zisapel and Mr. Avraham Asheri. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Yehuda Zisapel, 70, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until August 2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel and serves as a director of other companies in the RAD-Bynet Group. Mr. Zisapel holds a B.Sc. and a M.Sc. degrees in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, a director and the President and Chief Executive Officer of the Company.

Avraham Asheri, 74, has served as a member of our Board of Directors since July 2009. Mr. Asheri currently serves on the board of directors and several committees of the following companies: Elron Electronic Industries Ltd., Elbit Systems Ltd., Koor Industries Ltd. and Micronet Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Audit Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Israel Studies, member of the Executive Committee of Hadassah Academic College and Chairman of its Finance Committee, and member of the Audit Committee of the Jerusalem Foundation and Board member and Chairman of Finance Committee of Mishkenot Sha’ananim. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University in Jerusalem, Israel.

If elected, Mr. Yehuda Zisapel and Mr. Avraham Asheri will continue to be entitled to receive the compensation we pay to our directors described below under “Executive Compensation”. They have also been provided with indemnification letters.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Yehuda Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2015;" and

RESOLVED, that Mr. Avraham Asheri is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class I, i.e., his term shall expire at the annual general meeting for the year 2015.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as  directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Roy Zisapel*, 42, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From February 1996 to March 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd.  From July 1994 to February 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel holds a B.Sc. degree in mathematics and computer science from Tel Aviv University. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Yael Langer**, 46, has served as a member of our Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since July 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a publicly-traded company in the RAD-BYNET group. From December 1995 to July 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From September 1993 until July 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Prior to that, Ms. Langer was an attorney in the firm of Shimron, Molcho, Persky in Jerusalem. Ms. Langer holds an L.L.B. degree from The Hebrew University in Jerusalem, Israel.

Dr. Hagen Hultzsch**, 72, has served as a member of our Board of Directors since January 2005. Dr. Hultzsch served on the Board of Management of Deutsche Telekom AG from 1993 until 2001. Since 2001, Dr. Hultzsch has served on the boards or advisory boards of several companies and academic institutions. Dr. Hultzsch serves as a board member of T-Systems Solutions for Research GmbH, Zimory AG and others and he is a member of the advisory boards of several private and public technology companies. Dr. Hultzsch holds a PhD. degree in Physics from Mainz University.

Prof. Yair Tauman ***, 64, has served as a member of our Board of Directors since October 2010. He has been the Dean of the Arison School of Business in the Interdisciplinary Center (IDC) in Herzliya, Israel since January 2010 and is also a Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of several companies from different sectors including online auctions, financial information, education and IT, one of which, ADVFN Plc, is traded on the London Stock Exchange. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University in Jerusalem, Israel.

See also Item 2 below regarding the proposed reelection of Mr. David Rubner.
_______________________

* Member of Class II
** Member of Class III
*** External Director

Board Meetings and Committees

During 2011, the Board of Directors held seven (7) meetings.

The Board of Directors formed an Audit Committee, which is comprised of Prof. Yair Tauman, Mr. David Rubner, Dr. Hagen Hultzsch and Mr. Avraham Asheri, all of whom qualify as independent directors, as determined under the SEC and NASDAQ rules. The Audit Committee's purpose and responsibilities, include, among other things, (1) assist the Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and financial reporting practices and financial statements and the independence qualifications and performance of our independent auditors, (2) select, evaluate and, where appropriate, recommend to replace, the independent auditors (or to nominate the independent auditors subject to shareholder approval) and to pre-approve audit engagement fees and all permitted non-audit services and fees, (3) identify irregularities in the business management of the Company, including in consultation with the internal auditor and/or the Company’s independent accountants, and to recommend remedial measures to the Board of Directors and (4) review, and, where appropriate, approve certain interested party transactions specified under the Companies Law. Our Board of Directors has determined that Mr. Avraham Asheri, a member of our Audit Committee, is considered an “audit committee financial expert” under the rules of the SEC and NASDAQ. During 2011, our Audit Committee held six (6) meetings.

The Board of Directors also formed a Compensation Committee, which is comprised of Mr. David Rubner, Prof. Yair Tauman and Dr. Hagen Hultzsch, all of whom qualify as independent directors as determined under NASDAQ rules. The Compensation Committee is authorized to make decisions regarding executive compensation and administers the Company’s share option plans. During 2011, our Compensation Committee held four (4) meetings.

Executive Compensation

General. The aggregate direct compensation paid to or accrued for the account of all directors and executive officers as a group (consisting of 13 persons) during the 2011 fiscal year was $2,219,000. This amount includes officers’ compensation, amounts set aside or accrued to provide pension, retirement, insurance or similar benefits, amounts expended by the Company for automobiles made available to its officers and expenses (including business association dues and expenses) for which officers were reimbursed, as well as directors fees.

Our non-employee directors are entitled to the following compensation: (a) a retainer fee of NIS 120,800 (currently equivalent to approximately $32,500) per year of service; and (b) per meeting remuneration as follows: (i) NIS 3,600 (currently equivalent to approximately $1,000) for each board or committee meeting attended, provided that the director is a member of such committee; (ii) compensation for telephonic participation in face to face board and committee meetings in an amount of 60% of what is received for physical participation; and (iii) compensation for board and committee meetings held via teleconference or other electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All the foregoing amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

In addition, each of our non-employee directors is entitled to a grant of options under our stock option plans to purchase 10,000 Ordinary Shares for each year in which such non-employee director holds office. The options are granted for three (3) years in advance, and therefore every director receives an initial grant of options to purchase 30,000 Ordinary Shares, which vest over a period of three years, with a third (10,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on such date. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if reelected, an additional grant of options to purchase an additional 30,000 Ordinary Shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the Ordinary Shares on the date of the grant (i.e., an exercise price equal to the market price of our Ordinary Shares on the date of the annual meeting approving the election or reelection of a director or the date of commencement of office, if different).

The above compensation policy was approved by our Compensation Committee, Audit Committee, Board of Directors and shareholders.

The total number of options granted to officers and directors of the Company during 2011 as a group was 146,000 at a weighted average exercise price of $25.35. The options expire sixty-two months after grant.

Chief Executive Officer Compensation. See in Item 3 below.

ITEM 2
RE-ELECTION OF EXTERNAL DIRECTOR
(Item 2 on the Proxy Card)

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel, such as Radware, are required to appoint at least two external directors.

External directors are required to possess professional qualifications as set out in regulations promulgated under the Companies Law. To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

•	the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder, or

•
a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Radware, any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

     The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

No person can serve as an external director if the person’s position or other business creates, or may create, a conflict of interest with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company and its controlling shareholder may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person. The same restriction applies to other family members of the external director but until the lapse of one year from termination of office as an external director.

The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for up to two additional three-year terms. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company.

Each committee of a company’s board of directors is required to include at least one external director, except that the audit committee must be comprised of at least three directors, including all of the external directors.

Under the Companies Law and regulations promulgated thereunder, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having "accounting and financial expertise", as long as all the external directors have “professional qualifications”.  The Board of Directors of the Company has determined that Mr. Avraham Asheri, one of our continuing independent directors, has “accounting and financial expertise” as well as “professional qualifications”, and that each of Mr. David Rubner and Prof. Yair Tauman has "professional qualifications". In addition, the Board of Directors has determined that Mr. Rubner qualifies as an independent director under the SEC and NASDAQ rules.

If re-elected, Mr. Rubner will be entitled to the compensation described under "Executive Compensation" in Item 1 above (including the grant of stock options described thereunder).

The following biographical information of the nominees is based upon the records of the Company and information furnished to it by the nominee.

David Rubner, 72, has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd., and a Partner in Hyperion Israel Advisors Ltd., a venture capital firm. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Check Point Software Ltd., Elbit Imaging, Ltd. and other public and private companies. He also serves on the boards of trustees of Bar-Ilan University, Shaare Zedek Hospital and is Chairman of the Petah Tikva Foundation. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London and an M.S. degree from Camegie Mellon University.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Mr. David Rubner is hereby re-elected to serve as an external director of the Company for a period of three years."

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by shareholders who are not controlling shareholders does not exceed two percent of our outstanding shares. As of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

ITEM 3
COMPENSATION OF THE CHIEF EXECUTIVE OFFICER
(Item 3 on the Proxy Card)

Background

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries) are as follows:

•	Gross base salary in NIS equivalent to $250,000 per annum;

•
Annual bonus of up to NIS equivalent of $250,000, comprised of two components, where (i) reaching 100% achievement of the milestones set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to a bonus of $175,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee (as approved by the Audit Committee and the Board of Directors) will entitle our Chief Executive Officer to an additional bonus of up to $75,000. Based on the 2011 milestones, our Chief Executive Officer was granted a bonus of $122,500 for 2011. Based on the 2010 milestones, our Chief Executive Officer was granted a bonus of $210,000 for 2010;

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical Insurance.

In addition, on December 31, 2007, following the approval of our shareholders, we granted 500,000 stock options to Mr. Zisapel with an exercise price of $15.22 per share and which expire seven years from the grant date, i.e. on December 31, 2014. The exercise of these options is contingent upon the increase in the market price of our ordinary shares compared to the closing share price on NASDAQ immediately prior to the time that the shareholder meeting was convened as follows:

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $19.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on April 16, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $21.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on April 23, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $23.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on September 21, 2011.

•
125,000 options shall vest one year after the Company’s closing share price on NASDAQ shall be $25.00 or more for 22 consecutive trading days at any time following December 31, 2007. Based on the market price history of our ordinary shares, these options became fully vested on October 6, 2011.

On July 19, 2009, following the approval of our shareholders, we granted 400,000 stock options to Mr. Zisapel to purchase ordinary shares with an exercise price of $8.78 per share. Fifty percent (50%) of these options are exercisable two years from the grant, 25% of those options are exercisable three years from the grant and the remainder is exercisable four years from the grant. The options expire 62 months from the grant date, i.e. on September 18, 2014.

Proposed Revisions to CEO Compensation

Our future success depends in large part on the continued services of our senior management and key personnel.  In particular, we are highly dependent on the services of Mr. Roy Zisapel. In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the salary levels of other senior managers in the industry, the Board of Directors has approved, following the recommendation and approval of the Compensation Committee and the Audit Committee of the Board of Directors, to improve the terms of compensation of Mr. Zisapel, as follows:

•
increase the annual gross basic salary from NIS equivalent of $250,000 to $300,000, effective as of January 1, 2013. We note that this proposed increase was already approved last year by the Compensation Committee, Audit Committee and the Board of Directors but, at Mr. Zisapel's request, such proposed increase was withdrawn;

•
increase the annual bonus, such that, effective for the year 2013, he will be entitled to an annual bonus of up to $300,000 (rather than $250,000), subject to Mr. Zisapel achieving certain milestones to be determined by the Compensation Committee, and approved by the Audit Committee and the Board of Directors. It is currently contemplated that the annual bonus structure will be comprised of two components, where (i) reaching 100% achievement of the milestones will entitle Mr. Zisapel to a bonus of $210,000 and (ii) outperformance (achievements exceeding 100% of the milestones) or other extraordinary targets set by the Compensation Committee and approved by the Audit Committee and the Board of Directors, will entitle Mr. Zisapel to an additional bonus of up to $90,000. If approved by the shareholders, Mr. Zisapel's annual bonus shall apply for the 2013 annual bonus and the years of service as Chief Executive Officer to follow (as may be prorated for partial year of service). The annual milestones and targets will be defined on a yearly basis, prior to the beginning of each year, by the Compensation Committee, and will be approved by the Audit Committee and the Board of Directors. Achievement of such targets will be finally determined by the approvals of the Compensation Committee, the Audit Committee and the Board of Directors, in that order; and

•
an additional temporary quarterly payment of $25,000, effective as of the January 1, 2012. In December 2011, our President of the Americas, who led our North American organization, left our company. Accordingly, at the request of our Board of Directors, starting January 2012, Mr. Zisapel has agreed to assume this position and as a consequence, now spends a considerable portion of his time in the United States. We propose to compensate Mr. Zisapel for his additional duties and tasks in the US with an amount of $25,000 per quarter. If approved by the shareholders, the additional US related compensation will apply as of the January 1, 2012 and for as long as Mr. Zisapel maintains this additional position in the US.

For the sake of clarity, those aforesaid payments which will be denominated in NIS, will be based on the exchange rate of NIS to US dollar known on the date of the Meeting.

Since Mr. Roy Zisapel is also a director of the Company, his terms of compensation requires the approval of the Audit Committee, Board of Directors and shareholders, in that order, in accordance with the Companies Law. It is hereby clarified that if this Proposal 3 is not approved, the employment terms of Mr. Zisapel will continue according to the current terms.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed revisions to the terms of compensation of the Chief Executive Officer, as described in Item 3 of the Company’s Proxy Statement dated September 27, 2012, be, and the same hereby is, approved; including any additional changes thereto that (i) do not materially increase the obligations of the Company and (ii) are approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 4
DIRECTORS AND OFFICERS’ LIABILITY INSURANCE POLICY
(Item 4 on the Proxy Card)
Background

The Companies Law and the Company’s Articles of Association authorize the Company, subject to the requisite corporate approvals, to purchase an insurance policy for the benefit of its officers and directors for liability of certain acts or omissions committed while serving in their respective capacities as officers or directors.

The Companies Law provides that a company may not enter into an insurance policy that would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had reasonable grounds to believe that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly, unless the breach was done negligently; (c) an act or omission done with the intent to derive an illegal personal benefit; or (d) a fine or financial sanction imposed upon him or her.

Under the Israeli Companies Law, the insurance of our office holders must be approved by our Audit Committee and our Board of Directors and, if the beneficiary is a director, by our shareholders.

Following approval by our Audit Committee and Board of Directors, we intend to purchase  (1) Directors’ and Officers’ Liability Insurance Policy for the period commencing on December 1, 2012 and ending on November 30, 2013 with aggregate coverage of $10,000,000; and (2) a “Side A Difference In Conditions Excess Liability” Insurance Policy to cover excess claims up to an aggregate coverage of $5,000,000 (together, the “2012-13 D&O Policy”). The expected annual premium for (i) the liability insurance policy is $49,500 (compared to $55,000 in 2011 and $41,500 in 2010 (for coverage of $5,000,000)) and (ii) the Side A Difference In Conditions Excess Liability is $23,500 (compared to $26,000 in 2011 and $29,000 in 2010). These annual premiums, in an expected aggregate amount of $73,000, for the 2012-13 D&O Policy are an indication and are contingent upon the non-occurrence of any material adverse events between the date of this Proxy Statement and the commencement of the 2012-13 D&O Policy. The shareholders are being asked to approve the purchase by the Company of the 20012-13 D&O Policy, with an aggregate annual premium not to exceed $100,000. Our Audit Committee and Board of Directors also approved extension of such insurance policy (including Side A Difference In Conditions Excess Liability) and/or purchase of a new policy (from any insurer(s)) for the benefit of all directors and officers of the Company that may serve from time to time; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s actual aggregate premium, and (iii) solely with respect to extension or purchase of insurance policy for periods after December 1, 2018, further shareholder approval.

The Proposed Resolution

We propose that at the Annual General Meeting, the following resolution be adopted:

“RESOLVED, that the purchase of the 2012-13 D&O Policy for an aggregate annual premium not to exceed $100,000, for the benefit of all of the directors of the Company that may serve from time to time, as described in the Company’s Proxy Statement dated September 27, 2012, is hereby approved; and

RESOLVED FURTHER, that any renewal, extension and/or purchase (from any insurer(s)) of a new directors’ and officers’ liability insurance policy (including Side A Difference In Conditions Excess Liability) in respect of all directors of the Company, who may serve the Company from time to time, is hereby approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such renewal, extension and/or purchase of insurance, upon the terms and conditions so negotiated; provided that any such renewal, extension or purchase is conditioned upon (i) further approval by the Audit Committee and the Board of Directors; (ii) the annual aggregate premium not exceeding 115% of the previous year’s aggregate premium, and (iii) solely with respect to extension or purchase of insurance policy for periods after December 1, 2018, further shareholder approval; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any renewal and/or extension and/or the purchase of any such insurance policy in accordance with these resolutions."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 5
RE-APPOINTMENT OF AUDITORS
(Item 5 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Board of Directors believes that such limited non-audit function does not affect the independence of Kost, Forer, Gabbay & Kasierer.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2011, we paid Kost, Forer, Gabbay & Kasierer approximately $279,000 for auditing and audit related services and $109,000 for tax related services.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

ITEM 6
REVIEW OF
FINANCIAL STATEMENTS AND AUDITOR’S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2011 and the related auditor’s report in respect thereof will be presented and discussed.

Our auditors’ report, consolidated financial statements, and our annual report on Form 20-F for the year ended December 31, 2011 (filed with the SEC on March 28, 2012), may be viewed on our website – www.radware.com - or through the SEC’s website at www.sec.gov. None of the auditors’ report, the consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY’S ANNUAL REPORT ON FORM 20-F  FOR THE YEAR ENDED DECEMBER 31, 2011, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 69710, ISRAEL, ATTENTION: MEIR MOSHE, CFO.

ITEM 7
OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2012 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated:  September 27, 2012